Exhibit 99.1

Changyou Reports Second Quarter 2018 Unaudited Financial Results

Beijing, China, July 30, 2018– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•	Total revenue[1] was US$113 million, representing a decrease of 25% year-over-year and 18% quarter-over-quarter, in line with the Company’s guidance.

•	Online game revenue was US$94 million, representing a decrease of 23% year-over-year and 11% quarter-over-quarter, in line with the Company’s guidance.

•

GAAP net income attributable to Changyou.com Limited was US$32 million, compared with net income of US$52 million in the second quarter of 2017 and a net loss of US$13 million in the first quarter of 2018.

•

Non-GAAP[2] net income attributable to Changyou.com Limited was US$28 million, compared with net income of US$61 million in the second quarter of 2017 and a net loss of US$16 million in the first quarter of 2018.

Mr. Dewen Chen, CEO, commented, “Thanks to the launch of the annual expansion pack and further updates, the performance of TLBB PC again exceeded our expectation. At the same time, we were able to slow the revenue decline of Legacy TLBB Mobile as a result of a number of proactive improvements that we made to the in-game content. In the future, we will remain focused on producing top quality games, and MMORPGs will continue to be the core of our strategy. We are also exploring the development of advanced casual games and SLG games. Our team will seek to make innovative breakthroughs in graphics, game design and gameplay as we look to adapt to the continuous changes in the gaming market, and meet the ever-increasing needs of users.”

Mr. Qing Wei, Chief Games Development Officer, added, “During the quarter, we launched our first annual expansion pack for Legacy TLBB Mobile. The new content and in-game elements helped to slow the revenue decline of the game. In the third quarter, we will launch another new clan, introduce more interesting gameplay, and further fine tune the game to address in-game issues and increase user engagement.”

Mr. Yaobin Wang, CFO of Changyou, added, “For the second quarter of 2018, we met our total revenue guidance and exceeded our non-GAAP net income guidance. Cinema advertising revenue saw a large decline because we adjusted our strategy related to the acquisition and sale of advertising resources during the quarter. We expect cinema advertising revenue to improve significantly in the third quarter following the strategy adjustment.”

[1]	The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers” beginning January 1, 2018. Adoption does not have a material impact on the Company’s consolidated financial statements.
[2]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Second Quarter 2018 Operational Results

•	Total average monthly active accounts[3] of the Company’s PC games were 2.3 million, representing a decrease of 4% year-over-year and 8% quarter-over-quarter.

•

Total average monthly active accounts of the Company’s mobile games were 3.2 million, representing a decrease of 57% year-over-year and an increase of 23% quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile. The quarter-over-quarter increase was mainly due to new content provided by expansions launched in our older games in the second quarter of 2018.

•	Total quarterly aggregate active paying accounts[4] of the Company’s PC games were 0.7 million, representing a decrease of 22% year-over-year and 13% quarter-over-quarter.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.7 million, representing a decrease of 72% year-over-year and 13% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

The year-over-year and quarter-over-quarter decreases for the Company’s PC games reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

Second Quarter 2018 Unaudited Financial Results

Revenue

Total revenue was US$113 million, representing a decrease of 25% year-over-year and 18% quarter-over-quarter.

Online game revenue was US$94 million, representing a decrease of 23% year-over-year and 11% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile.

Online advertising revenue was US$6 million, representing a decrease of 22% year-over-year and an increase of 9% quarter-over-quarter. The year-over-year decrease and the quarter-over-quarter increase reflected changes in the advertising needs of web game operators on the 17173 website.

Cinema advertising revenue was US$12 million, representing a decrease of 33% year-over-year and 53% quarter-over-quarter. The year-over-year decrease was a result of a strategy adjustment related to the acquisition and sale of advertising resources during the quarter. The quarter-over-quarter decrease was due to both the strategy adjustment and a seasonal trend in cinema advertising typical of the second quarter.

Internet value-added services (“IVAS”) revenue was US$1 million, representing a decrease of 60% year-over-year and 21% quarter-over-quarter. The year-over-year and the quarter-over-quarter decreases were mainly due to lower revenue from PC and mobile internet products in the second quarter of 2018.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$74 million, representing a decrease of 36% year-over-year and 21% quarter-over-quarter. GAAP and non-GAAP gross margin were both 66%, compared with 77% in the second quarter of 2017, and 69% in the first quarter of 2018.

[3]	Monthly Active Accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly Aggregate Active Paying Accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online games business were both US$80 million, representing a decrease of 28% year-over-year and 10% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 85%, compared with 91% in the second quarter of 2017 and 84% in the first quarter of 2018. The year-over-year decrease in gross margin was mainly due to a decline in revenue from Legacy TLBB Mobile, which has a high gross margin as revenue is recognized on a net basis after revenue-sharing with the third-party licensee operator.

GAAP and non-GAAP gross profit of the online advertising business were both US$4 million, representing a decrease of 20% year-over-year and an increase of 20% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 78%, compared with 76% in the second quarter of 2017 and 71% in the first quarter of 2018. The quarter-over-quarter increase in gross margin was mainly due to higher revenue generated by the online advertising business and effective cost control in the second quarter of 2018.

GAAP and non-GAAP gross loss of the cinema advertising business were both US$10 million, compared with a gross loss of US$2 million in the second quarter of 2017 and gross profit of US$2 million in the first quarter of 2018. GAAP and non-GAAP gross margin of the cinema advertising business were both negative 84%, compared with negative 13% in the second quarter of 2017 and 9% in the first quarter of 2018. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to a decrease in cinema advertising revenue in the second quarter of 2018.

GAAP and non-GAAP gross profit of the IVAS business were both US$0.1 million, compared with gross profit of US$1 million in the second quarter of 2017 and gross profit of US$0.2 million in the first quarter of 2018.

Operating expense

Total operating expense was US$49 million, representing a decrease of 21% year-over-year and 14% quarter-over-quarter.

Product development expense was US$29 million, representing a decrease of 20% year-over-year and 16% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in share-based compensation expense5 compared with the second quarter of 2017. The quarter-over-quarter decrease was mainly because of lower licensing fees, and a decrease in salary and benefit expenses mainly as a result of a reduction in bonus expense in the second quarter of 2018.

Sales and marketing expense was US$14 million, representing an increase of 15% year-over-year and a decrease of 6% quarter-over-quarter. The year-over-year increase was mainly due to an increase in marketing and promotional spending for online games in the second quarter of 2018, and was partially offset by a decrease in share-based compensation expense5 compared with the second quarter of 2017. The quarter-over-quarter decrease was mainly due to a decrease in sales and marketing expense for the cinema advertising business.

General and administrative expense was US$6 million, representing a decrease of 56% year-over-year and 25% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in share-based compensation expense5 compared with the second quarter of 2017 and the first quarter of 2018.

Operating profit

Operating profit was US$26 million, compared with operating profit of US$54 million in the second quarter of 2017 and US$37 million in the first quarter of 2018.

[5]

The decrease in share-based compensation expense resulted from a decrease in the market price for the Company’s ADSs in the second quarter of 2018 compared with the second quarter of 2017 and the first quarter of 2018.

Non-GAAP operating profit was US$21 million, compared with non-GAAP operating profit of US$63 million in the second quarter of 2017 and US$35 million in the first quarter of 2018.

Other Income, net

Other income was US$5 million, compared with US$3 million in the second quarter of 2017 and US$5 million in the first quarter of 2018.

Income tax expense

Income tax expense was US$8 million, compared with income tax expense of US$10 million in the second quarter of 2017 and income tax expense of US$61 million in the first quarter of 2018.

The income tax expense for the first quarter of 2018 includes the accrual of additional withholding income taxes of US$47 million for the period before December 31, 2017 recognized in relation to a change in policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends.

Net income/ (loss)

Net income was US$32 million, compared with net income of US$52 million in the second quarter of 2017 and a net loss of US$13 million in the first quarter of 2018.

Non-GAAP net income was US$28 million, compared with net income of US$61 million in the second quarter of 2017 and a net loss of US$16 million in the first quarter of 2018.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.02 million. This compares with GAAP and non-GAAP net income of US$0.04 million in the second quarter of 2017, and GAAP and non-GAAP net loss of US$0.3 million in the first quarter of 2018. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in a joint venture which operates Korean comics online in China.

Net income/ (loss) attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$32 million, compared with net income of US$52 million in the second quarter of 2017 and a net loss of US$13 million in the first quarter of 2018. Fully-diluted net income attributable to Changyou.com Limited per ADS6 was US$0.60, compared with net income of US$0.96 in the second quarter of 2017 and a net loss of US$0.25 in the first quarter of 2018.

Non-GAAP net income attributable to Changyou.com Limited was US$28 million, compared with net income of US$61 million in the second quarter of 2017 and a net loss of US$16 million in the first quarter of 2018. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.52, compared with net income of US$1.14 in the second quarter of 2017 and a net loss of US$0.30 in the first quarter of 2018.

[6]	Each ADS represents two Class A ordinary shares.

Liquidity

As of June 30, 2018, Changyou had cash and cash equivalents, short-term investments and restricted cash of US$571 million, compared with US$978 million as of December 31, 2017.

Operating cash flow for the second quarter of 2018 was a net inflow of US$45 million.

Business Outlook

For the third quarter of 2018, Changyou expects:

•	Total revenue to be between US$100 million and US$110 million, including online game revenue of US$80 million to US$90 million;

•	Non-GAAP net income attributable to Chanyou.com Limited to be between US$20 million and US$25 million, and non-GAAP income per fully-diluted ADS to be between US$0.37 and US$0.47. Share based compensation to be around US$1 million, assuming no new grants of share-based awards. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$19 million and US$24 million, and GAAP income per fully-diluted ADS to be between US$0.35 and US$0.45.

For the third quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB6.80 = US$1.00, as compared with the actual exchange rate of approximately RMB6.67 = US$1.00 for the third quarter 2017, and RMB6.38 = US$1.00 for the second quarter 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2018, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, July 30, 2018 (6:30 p.m. Beijing/Hong Kong, July 30, 2018).

The dial-in details for the live conference call are:

US:	1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S.

Eastern Time on July 30, 2018 through August 5, 2018. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	1268729

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
Revenue:
Online game	$94,252	$105,461	$122,398
Online advertising	5,550	5,077	7,076
Cinema advertising	11,604	24,870	17,360
IVAS	1,421	1,797	3,527

Total revenue	112,827	137,205	150,361

Cost of revenue:
Online game (includes share-based compensation expense of $(23), $(12) and $44 respectively)	14,463	17,119	11,612
Online advertising	1,233	1,491	1,705
Cinema advertising	21,355	22,729	19,627
IVAS	1,340	1,603	2,078

Total cost of revenue	38,391	42,942	35,022

Gross profit	74,436	94,263	115,339

Operating expenses:
Product development (includes share-based compensation expense of $(1,717), $(935) and $3,500 respectively)	28,481	33,793	35,726
Sales and marketing (includes share-based compensation expense of $(378), $(199) and $719 respectively)	14,341	15,237	12,501
General and administrative (includes share-based compensation expense of $(2,314), $(1,279) and $5,219 respectively)	5,919	7,890	13,606

Total operating expenses	48,741	56,920	61,833

Operating profit	25,695	37,343	53,506
Interest income, net	6,772	7,647	7,106
Foreign currency exchange gain/ (loss)	2,279	(2,811)	(1,558)
Other income, net	5,111	5,441	2,586

Income before income tax expense	39,857	47,620	61,640
Income tax expense	7,774	61,059	10,060

Net income/ (loss)	32,083	(13,439)	51,580
Less: Net income/(loss) attributable to non-controlling interests	(22)	(281)	36

Net income/ (loss) attributable to Changyou.com Limited	$32,105	$(13,158)	$51,544

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$0.60	$(0.25)	$0.98

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	53,158	52,734	52,607

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.60	$(0.25)	$0.96

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,610	52,734	53,480

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$170,916	$571,139
Restricted cash	4,272	2,020
Accounts receivable, net	65,368	91,636
Short-term investments	395,878	404,584
Prepaid and other current assets	717,487	528,085

Total current assets	1,353,921	1,597,464

Non-current assets:
Fixed assets, net	182,265	189,947
Goodwill	27,289	27,504
Intangible assets, net	16,532	8,460
Deferred tax assets	10,708	10,100
Other assets, net	11,318	88,548

Total non-current assets	248,112	324,559

TOTAL ASSETS	$1,602,033	$1,922,023

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$43,370	$42,917
Accounts payable and accrued liabilities	630,675	494,934
Tax payables	19,182	19,468

Total current Liabilities	693,227	557,319

Long-term liabilities:
Deferred tax liabilities	83,368	34,443
Long-term tax payable	13,938	14,114
Other long-term liabilities	780	790

Total long-term liabilities	98,086	49,347

Total liabilities	791,313	606,666
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	808,756	1,312,005
Non-controlling interests	1,964	3,352

Total shareholders’ equity	810,720	1,315,357

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,602,033	$1,922,023

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$79,789	(23)	79,766
Online advertising gross profit	4,317	—	4,317
Cinema advertising gross loss	(9,751)	—	(9,751)
IVAS gross profit	81	—	81

Gross profit	$74,436	(23)	74,413

Gross margin	66%		66%
Operating expenses	48,741	4,409	53,150

Operating profit	$25,695	(4,432)	21,263

Operating margin	23%		19%

Income tax expense	7,774		7,774
Net income	$32,083	(4,432)	27,651

Less: Net loss attributable to non-controlling interests	(22)	—	(22)

Net income attributable to Changyou.com Limited	$32,105	(4,432)	27,673

Net margin attributable to Changyou.com Limited	28%		25%

Diluted net income attributable to Changyou.com Limited per ADS	$0.60		0.52

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,610		53,695

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2018
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$88,342	(12)	88,330
Online advertising gross profit	3,586	—	3,586
Cinema advertising gross profit	2,141	—	2,141
IVAS gross profit	194	—	194

Gross profit	$94,263	(12)	94,251

Gross margin	69%		69%
Operating expenses	56,920	2,413	59,333

Operating profit	$37,343	(2,425)	34,918

Operating margin	27%		25%

Income tax expense	61,059		61,059
Net loss	$(13,439)	(2,425)	(15,864)

Less: Net loss attributable to non-controlling interests	(281)	—	(281)

Net loss attributable to Changyou.com Limited	$(13,158)	(2,425)	(15,583)

Net margin attributable to Changyou.com Limited	(10%)		(11%)

Diluted net loss attributable to Changyou.com Limited per ADS	$(0.25)		(0.30)

ADSs used in computing diluted net loss attributable to Changyou.com Limited per ADS	52,734		52,734

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$110,786	44	110,830
Online advertising gross profit	5,371	—	5,371
Cinema advertising gross loss	(2,267)	—	(2,267)
IVAS gross profit	1,449	—	1,449

Gross profit	$115,339	44	115,383

Gross margin	77%		77%
Operating expenses	61,833	(9,438)	52,395

Operating profit	$53,506	9,482	62,988

Operating margin	36%		42%

Income tax expense	10,060		10,060
Net income	$51,580	9,482	61,062

Less: Net income attributable to non-controlling interests	36	3	39

Net income attributable to Changyou.com Limited	$51,544	9,479	61,023

Net margin attributable to Changyou.com Limited	34%		41%

Diluted net income attributable to Changyou.com Limited per ADS	$0.96		1.14

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,480		53,749